UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Red Thread Labs, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    July 6, 2018

Physical Address of Issuer:

801 Bridge Street, Unit D,
Reno, Nevada 89439

Website of Issuer:

https://redthreadcollection.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 23, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$458,361	$488,863
Cash & Cash Equivalents	$18,489	$4,524
Accounts Receivable	$196	$0
Short-term Debt	$264,260	$251,289
Long-term Debt	$1,285,137	$952,220
Revenues/Sales	$246,202	$213,136
Cost of Goods Sold*	$125,106	$114,887
Taxes Paid	$0	$0
Net Income/(Loss)	$(376,391)	$(345,772)

*Cost of Sales

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Red Thread Labs, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 23, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/redthread (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $9,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $9,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Red Thread Labs Inc. is a women's apparel company.

The Company conducts business in Delaware and Nevada and sells products through the internet throughout the United States and some internationally.

Business Plan

The Company uses its patent-pending technology and scalable supply chain to make custom-fit clothing, to a woman's exact measurements, from just two photos. Each piece is custom-made and shipped to her door in 1-2 weeks.

The Company's primary sales channel is direct through their web site at RedThreadCollection.com. In addition, the company has diversified sales channels directly to businesses who purchase logo apparel for employees.

The Company started with a goal to create the perfect, custom-fit black pant. To date, the company has grown with only 9 styles through investing in marketing, acquiring over 4,000 customers, and a high customer repeat rate of 50%. Now, the Company plans to grow by expanding its assortment beyond the black pant to sell more custom-fit, timeless, essential wardrobe pieces to its very loyal client base.

The Company's mission is two-fold: (1) to help all women feel great in their clothes by creating perfect-fitting custom clothing and (2) to reduce apparel waste with their on-demand manufacturing that produces only pieces that are worn, in contrast to the wasteful overproduction of the apparel industry.

The Company hopes to become the most sustainable apparel company on the planet by scaling their patent-pending technology and proprietary on-demand manufacturing, and using 100% sustainable materials.

The Company's Products and/or Services

Product / Service	Description	Current Market
Women's custom-fit clothing	We are the first women's apparel brand to ditch standard sizes and we make it easy, fast, and affordable for women to get beautiful, custom-fit	Direct to consumer

| | clothing delivered to their door. From just two photos, we create custom-fit clothing in our USA sewing studio and ship it in 2 weeks. Each piece is backed by out Fit Guarantee and Free Alterations for Life. If you don't love your tailor-made piece, we will remake or alter it for free. | |

Competition

The $180B women's apparel market is highly competitive. However, our segment of custom-fit clothing is fast-growing, and we are different because we ship custom-fit clothing in 1-2 weeks, we tailor it in the USA, and we make it easy to get your measurement from just two photos, instead of a measuring tape.

In the apparel industry, our products compete against similar products of many large and small companies, including well-known global competitors. Competition in the $180B women's apparel market includes traditional apparel brands that sell in standard size ranges and also custom-fit clothing brands. Traditional competitors include J. Crew and Banana Republic. In the custom space, the key competitors include Sumissura and Eshakti, who also have the ability to create custom-fit clothing.

Customer Base

We sell primarily through our direct to consumer web site, to a high-income female audience of Boomers and Gen X. We also sell directly to businesses, who buy custom-fit clothing with logos to corporations for employees.

Supply Chain

The Company contracts with a wide breadth of suppliers. Main suppliers include those which provide fabric, trims, zippers, thread and elastic. The Company has access to alternate providers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
17/366,981	METHOD OF CUSTOM TAILORING APPAREL AT SCALE	Patent	May 18, 2018	Pending	United States
6059159	REDTHREAD	Standard Character Mark (Class 25)	Nov. 10, 2017	May 19, 2020	United States
6059160	REDTHREAD	Standard Character Mark (Class 18)	Nov. 10, 2017	May 19, 2020	United States
TMA1099706	RED THREAD	Word Mark (Classes 25 and 18)	April 9, 2018	May 7, 2021	Canada
017885476	RED THREAD	Word Mark (Classes 18, 25 and 42)	September 4, 2018	September 9, 2019	European Union

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

15

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development	60%	$15,000	60%	$642,000
Hiring	20%	$5,000	20%	$214,000
Marketing	10%	$2,500	10%	$107,000
Operations	4%	$1,000	4%	$42,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

- Product Development: The Company will use the proceeds to hire the right team to design and develop new products as well as upfront costs for fabrics, trims, and raw materials.
- Hiring: In order to scale the business, the Company will need to hire a seasoned operations person, and more seamstresses to grow.
- Marketing: The Company will continue to test new marketing platforms to drive profitable acquisition.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Meghan Litchfield	Founder, Director, Chief Executive Officer, President, Chief Financial Officer and Secretary: 2018 to present	Founder, Director, Chief Executive Officer, President, Chief Financial Officer and Secretary of Red Thread Labs, Inc. (2018 to present). Meghan's employment responsibilities include hiring and leading the team, product development, driving sales, investing in marketing, and running operations.	BA from John. M. Olin School of Business, Washington University in St. Louis (2000)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 8,625,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,625,000 shares of Common Stock will be issued and outstanding.

In 2018 the Company adopted an Equity Incentive Plan (the "**Plan**") pursuant to which 2,000,000 shares of Common Stock were set aside for future grants to employees, officers, directors, etc. Of the 2,000,000 shares of Common Stock set aside, 625,000 shares of Common Stock have been granted.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,625,000
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	86.25%*

*Percentage ownership takes into account the 1,375,000 shares set aside pursuant to the Plan.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Common Stock Set Aside Pursuant to the Plan
Amount Outstanding	1,375,000
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.75%

Type	Convertible Promissory Notes*
Face Value	$1,010,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $8M Discount: 18% Interest Rate: 3% If the Company has not paid the Balance (as defined below) before the closing of the Company's Next Financing (the Company's next sale of its Preferred Stock in a single transaction or in a series of related transaction for an aggregate gross purchase price paid to the Company of no less than $3M, then, at the closing of the Next Financing the entire Balance then outstanding shall automatically be cancelled and converted into that number of shares of capital stock obtained by dividing (a) the entire Balance amount by (b) the Conversion Price (as defined below) then in effect. If the Company has not paid the entire Balance and sells shares of preferred stock in a Non-Qualified Financing (any sale of the Company's preferred stock that is not a Next Financing) then, at the time of the closing of the Non-Qualified Financing, the holder may convert the entire Balance then outstanding under the note into that number of shares of capital stock determined by dividing (a) the entire Balance amount by (b) the Conversion Price. If the Company completes a change of control before the payment or conversion of the entire Balance of the note then upon the closing of such change of control, holder shall be entitled to be repaid, (a) the principal, all accrued and unpaid interest and all other amounts then outstanding under this Note plus (b) an additional amount equal to 50% the original principal of the note. If the notes have not been previously converted, then the principal amount, all accrued and unpaid interest and all other amounts accrued under the notes shall be due and payable in full on the maturity date. Conversion Price means (1) in the case of automatic conversion in connection with the Company's Next Financing, an amount equal to the lower of (A) the lowest per-share selling price at which shares of that stock are or have been issued in the Next Financing as of the date of the conversion of the note into such capital stock multiplied by 0.82 and (B) an amount determined by dividing (i) $8,000,000 by (ii) the total number of shares of Common Stock outstanding as of immediately prior to the first sale by the Company of capital stock, including all shares of Common Stock that would be outstanding assuming full conversion or exercise of all the (x) issued and outstanding securities of the Company, (y) securities issuable upon exercise of options issued under any stock option plan or equity incentive plan of the Company, and (z) securities issuable but not yet issued under any stock option plan or equity incentive plan of the Company (excluding increases in the number of securities issuable under the stock option plan or equity incentive plan in connection with the Next Financing and securities issuable upon conversion of notes); or (2) in the case of an optional conversion in connection with the Company's Non-Qualified Financing, the price per share paid by the investors for capital stock in the Non-Qualified Financing.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert at a valuation of $15,000,000, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the convertible notes would be approximately 6%.

*The Company currently has 11 Convertible Promissory Notes outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Line of Credit
Creditor	U.S. Bank
Amount Outstanding	$28,000
Interest Rate and Amortization Schedule	7.50%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	June 1, 2020

Type	Line of Credit
Creditor	Wells Fargo Bank
Amount Outstanding	$35,273
Interest Rate and Amortization Schedule	10.00%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	December 19, 2019

Type	Line of Credit
Creditor	Wells Fargo Bank
Amount Outstanding	$65,159
Interest Rate and Amortization Schedule	6.50%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	March 1, 2020

Type	EIDL Loan
Creditor	Small Business Administration
Amount Outstanding	$19,500
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	Payments start 30 months from effective date.
Maturity Date	January 7, 2051
Date Entered Into	January 7, 2021

Type	EIDL Loan
Creditor	Small Business Administration
Amount Outstanding	$67,300
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	Payments start 30 months from effective date.
Maturity Date	April 12, 2025
Date Entered Into	April 12, 2022

Type	Cash Advance
Creditor	Shopify Capital
Amount Outstanding	$7,446
Interest Rate and Amortization Schedule	N/A
Description of Collateral	20% of sales remitted to Shopify Creditor is granted a security interest in all of the following property of the Company (collectively, the "Collateral"): (a) the SMBA and any other bank accounts associated with Shopify Services accounts of the Company with respect to the Company's business or any other business owned by Seller, and all balances in such accounts, (b) all personal property of any kind, including but not limited to the Company's accounts (including all Receivables, Other Business Receivables and all other receivables owned by or owed to the Company, the Company's business, or any other business or d/b/a name owned by the Company), chattel paper, documents, deposit accounts, equipment, goods, general intangibles, instruments, documents, and inventory (as each of those terms is defined in the Uniform Commercial Code, as in effect from time to time under the laws of the state of Virginia (the "UCC"), (c) all money, cash equivalents, and other assets of Seller that now or hereafter come into the possession, custody or control of Creditor or any Receivables Custodian, and (d) all cash and non-cash proceeds (as defined in the UCC) of each of the items described in sections (a)-(c) and products, whether tangible or intangible, of any of the foregoing. The security interest in this section includes all Collateral that the Company currently owns or may acquire in the future. For the avoidance of doubt, the security interest applies to the Company, any revenue stream owned by the Company, any business, store or shop owned by the Company, and is not limited to a specific d/b/a name or line of inventory of the Company, even if a specific d/b/a name of the Company is identified in this agreement.
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	March 2, 2022

Type	Credit Card
Creditor	U.S. Bank
Amount Outstanding	$19,157
Interest Rate and Amortization Schedule	16.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	September 2020

Type	Credit Card
Creditor	U.S. Bank
Amount Outstanding	$1,612
Interest Rate and Amortization Schedule	16.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	May 2021

Type	Credit Card
Creditor	American Express
Amount Outstanding	$4,089
Interest Rate and Amortization Schedule	29.99%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	February 2021

Type	Credit Card
Creditor	American Express
Amount Outstanding	$1,970
Interest Rate and Amortization Schedule	14.74%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 2021

Type	Credit Card
Creditor	American Express
Amount Outstanding	$2,685
Interest Rate and Amortization Schedule	17.24%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 2021

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$17,972
Interest Rate and Amortization Schedule	16.74%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	January 2015

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$29,082
Interest Rate and Amortization Schedule	17.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	September 2017

Type	Credit Card
Creditor	Barclays
Amount Outstanding	$24,600
Interest Rate and Amortization Schedule	16.49%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	June 2021

Type	Credit Card
Creditor	Discover
Amount Outstanding	$8,884
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 2021

Type	Credit Card
Creditor	Wells Fargo Bank
Amount Outstanding	$37,238
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	May 2021

Type	Promissory Note
Creditor	Meghan Litchfield
Face Value	$263,649.53
Interest Rate and Amortization Schedule	2.38%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	September 27, 2023
Date Entered Into	September 27, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
De Haro Labs	8,000,000 shares of Common Stock	92.75%

The table below lists the beneficial owners of twenty percent (20%) or more of De Haro Labs' outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Meghan Litchfield	300,000 shares of common stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2022 the Company had an aggregate of $74,554.17 in cash and cash equivalents, leaving the Company with 7 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

For additional details on sources of capital the Company currently has outside of this Offering, please see the above section titled "Capitalization, Debt and Ownership".

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$25	25,000	Working Capital	December 13, 2019	Section 4(a)(2)
Common Stock	$25	25,000	Working Capital	December 18, 2019	Section 4(a)(2)
Common Stock	$25	25,000	Working Capital	December 20, 2019	Section 4(a)(2)
Convertible Promissory Notes	$360,000	Yet to be converted to capital stock	Working Capital	April 27, 2021 – June 15, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the

Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: During 2018, the founder and majority shareholder of the Company, Meghan Litchfield, provided funding to the company totaling approximately $265,000 bearing interest at 2.38% with a maturity date of September 27, 2023. During 2022, 2021 and 2020, the balance of this loan has been adjusted for nominal repayments and additional borrowings.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://redthreadcollection.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Meghan Litchfield
7960ADF17B5D4D3...

(Signature)

Meghan Litchfield

(Name)

CEO and President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Meghan Litchfield
7960ADF17B5D4D3...

(Signature)

Meghan Litchfield

(Name)

Director

(Title)

8/24/2022

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Red Thread Labs Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2020
through December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Red Thread Labs Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 22, 2022

To: Board of Directors of Red Thread Labs Inc.
        Attn: Meghan Litchfield, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Red Thread Labs Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Red Thread Labs Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

RED THREAD LABS, INC
BALANCE SHEET
As of December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS	2021	2020
Current assets		
Cash and cash equivalents	$ 18,489	$ 4,524
Accounts receivable	196	-
Inventory	400,163	449,092
Total current assets	418,848	453,616
Property and Equipment		
Office equipment	3,403	-
Accumulated depreciation	(243)	-
Net Property and Equipment	3,160	-
Other Assets		
Trademarks & patents	36,352	36,352
Accumulated amortization	(2,999)	(1,105)
	33,353	35,247
Security deposit	3,000	-
Total Other Assets	36,353	35,247
Total Assets	$ 458,361	$ 488,863

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ -	$ 6,750
Gift cards payable	7,082	7,700
Sales tax payable	6,563	4,448
Employee benefits payable	1,862	-
Deferred revenue	11,453	11,074
Credit cards payable	115,343	68,772
Credit lines	121,957	152,545
Other liabilities		
Shareholder loans payable	263,650	250,588
Convertible notes	935,000	650,000
Accrued Interest - Convertible notes	66,987	40,322
Due to SBA - EIDL	19,500	-
Due to SBA - PPP	-	11,310
Total liabilities	1,549,398	1,203,509
Stockholders' equity (deficit)		
Common stock, $.00001 par value; 10M authorized		
8,625,000 issued and outstanding at December 31, 2021 and 2020	136	136
Additional paid-in capital	272,623	272,623
Accumulated deficit	(1,363,794)	(987,404)
Total stockholders' (deficit)	(1,091,036)	(714,646)
Total Liabilities and Stockholders' Equity	$ 458,361	$ 488,863

The accompanying footnotes are an integral part of these financial statements.

RED THREAD LABS, INC
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021		2020
Revenues	**$ 246,202**	**$**	**213,136**
Discounts & refunds	(55,341)		(36,884)
Net revenues	190,861		176,252
Cost of Sales	125,106		114,887
Net Profit	**65,755**		**61,366**
Operating expenses			
Advertising and marketing	172,518		188,142
General and administrative	120,243		109,674
Salaries and wages	43,580		35,660
Rent	13,066		5,082
Professional services	90,780		45,591
Depreciation and amortization	2,137		1,105
Total Operating Expenses	**442,325**		**385,253**
Other Income/(Expense)			
Interest expense	(40,671)		(29,690)
PPP Forgiveness Income	35,336		-
Other income	5,515		7,806
Total Other Income	**180**		**(21,884)**
Net Income (Loss)	**$(376,391)**	**$**	**(345,772)**

The accompanying footnotes are an integral part of the financial statements.

RED THREAD LABS, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Common stock Shares	Par value	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2019	**8,625,000**	**$ 136**	**$ 272,623**	**$ (641,632)**	**$ (368,874)**
Net loss	-	-		(345,772)	(345,772)
Balance at December 31, 2020	8,625,000	136	272,623	(987,404)	(714,646)
Net loss	-	-	-	(376,391)	(376,391)
Balance at December 31, 2021	**8,625,000**	**$ 136**	**$ 272,623**	**$ (1,363,794)**	**$ (1,091,036)**

The accompanying footnotes are an integral part of these financial statements.

RED THREAD LABS, INC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (376,391)	$ (345,772)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation & Amortization	2,137	1,105
Interest Expense	26,666	22,489
Subtract income from forgiveness of SBA - PPP loan	(11,310)	
Changes in operating assets and liabilities:		
Accounts receivable	(196)	-
Inventory	48,929	(48,914)
Security deposit	(3,000)	-
Accounts payable	(6,750)	(2,331)
Gift cards payable	(618)	2,579
Sales tax payable	2,115	2,287
Employee benefits payable	1,862	-
Deferred revenue	379	11,074
Credit cards payable	46,571	61,818
Net cash provided by (used in) operating activities	**(269,605)**	**(295,664)**
Cash Flows from Investing Activities		
Acquisition of computer and equipment	(3,403)	-
Net cash used in investing activities	**(3,403)**	**-**
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes payable	285,000	-
Borrowings from credit lines	(30,588)	152,545
Proceeds from Shareholder loans payable	13,062	18,899
Proceeds from SBA loan - PPP	24,026	11,310
Repayment of SBA loan - PPP	(24,026)	-
Proceeds from SBA loan - EIDL	19,500	-
Proceeds from issuance of common stock	-	50
Net cash provided by financing activities	**286,974**	**182,804**
Net change in cash and cash equivalents	13,966	(112,860)
Cash and cash equivalents at beginning of period	4,524	117,383
Cash and cash equivalents at end of period	$ 18,489	$ 4,524

The accompanying footnotes are an integral part of these financial statements.

RED THREAD LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Red Thread Labs, Inc (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on July 6, 2018. The Company is a women's ecommerce apparel company that produces custom-fit clothing for women using only two photographs submitted by their customers and ships the finished clothing directly to their doorstep within two weeks. The Company began operations in 2018.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. In the first four years of operations, the Company invested heavily in product development, design, inventory, and marketing to build the Company and brand. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9).

However, in 2022, the Company believes through its lowering of these investments and the benefits of repeat customer ordering and direct business sales, that the Company is on a path to profitability by early 2023 in their financial projections which are neither reviewed or audited. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), issuance of promissory notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it will limit Company growth, and could cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the operating cash totaled $18,489 and $4,524 respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 the Company had $196 in accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method. Since the Company's pieces are custom-made to order, the majority of inventory is raw materials, which gives great flexibility in how the Company ships to customers because the inventory is not "stuck" in apparel sizes. The main raw material is fabric, which is sourced from all over the world including the U.S.A., China, and Thailand. The Company also holds small inventory of trims such as thread, zippers, and elastic, and carries some returns that are finished goods for resale or donation.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active

markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling custom fit clothing for women. The Company's payments are generally collected upfront.

The Company has deferred revenue totaling $11,453 and $11,074 on December 31, 2021 and 2020, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $172,518 and $188,142, respectively, for the years ended December 31, 2021 and 2020.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2021 and 2020 inventories consist of the following:

	2021	2020
Raw materials	$378,163	$403,092
Work in progress	2,000	2,000
Finished goods	20,000	44,000
Total Inventory	$400,163	$449,092

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2021 and 2020 consists of the following:

	2021	2020
Computer and equipment	$3,403	$ -
Accumulated Depreciation	(243)	-
Total	$ 656,772	$ -

NOTE 5 – LOANS

Shareholder loans payable

During 2018, the founder and majority shareholder of the Company provided funding to the company totaling approximately $265,000 bearing interest at 2.38% with a maturity date of September 27, 2023. During 2021 and 2020 the balance of this loan has been adjusted for nominal repayments and additional borrowings. It is managements intention to repay these amounts to the partners from potential earnings from the Company.

Convertible notes

In 2018 the Company issued $200,000 of unsecured convertible notes with maturity dates of June 30, 2021, accruing at 3% interest per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $8,000,000, divided by the total number of Company Stock outstanding immediately prior. Conversion shall occur at an equity financing with gross proceeds of at least $3,000,000.

In 2019 the Company issued $450,000 of unsecured convertible notes with various maturity dates in 2022, accruing at 3% interest per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $8,000,000, divided by the total number of Company Stock outstanding immediately prior. Conversion shall occur at an equity financing with gross proceeds of at least $3,000,000.

In 2021 the Company issued an additional $285,000 of unsecured convertible notes with various maturity dates in 2024, accruing at 3% interest per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $8,000,000, divided by the total number of Company Stock outstanding immediately prior. Conversion shall occur at an equity financing with gross proceeds of at least $3,000,000.

The balance of these notes as of December 31, 2021 and December 31, 2020 are $935,000 and $650,000, respectively, with a total of $66,987 and $40,322, respectively, of total accrued interest.

Lines of Credit

Included in Credit Lines at December 31, 2021 and 2020 are various facilities with the following terms:

Issue date	Credit limit	Maturity	Interest rate
January 2020	$25,000	8-3-2021	0.07%
June 2020	$30,000	Revolving line – no maturity	7.00%
December 2019	$35,000	Revolving line – no maturity	9.25%
March 2020	$65000	Revolving line – no maturity	6.50%
July 2021	$20,000	March 2,2022	0.06%

With respect to the total of all facilities the Company has a maximum borrowing limit of up to $175,000 of which $121,957 and $152,545 was outstanding at December 31, 2021 and 2020, respectively.

Payroll Protection Loan ("PPP")

During May 2021 the Company received a payroll protection loan from the Small Business Association ("SBA") for $24,026. In March 2020 the Company received a payroll protection loan from the SBA for $11,310. In 2021 the Company recorded a total of $35,336 in other income to report the income recognized in connection with the SBA loan forgiveness.

Economic Injury Disaster Loan (EIDL)

On January 7, 2021 the Company received an economic injury disaster loan from the Small Business Association for $19,500 which has a maturity of 30 years from the date of issuance with a monthly payment of $96 bearing interest at 3.75%.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.0001 par value. As of December 31, 2021 and December 31, 2020, the Company had 8,625,000 shares of common stock issued and outstanding both years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and December 31, 2020.

Office Space

The Company entered into a lease on July 1, 2021 for office space for a period of 3 years. Future minimum lease payments are as follows:

Years Ending December 31,	Amount
2022	$ 15,000
2023	15,750
2024	18,000
Total	$ 48,750

The lease expense for the years ended December 31, 2021 totaled $13,066.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception due to early investments in product development, inventory, and marketing. The Company's ability to continue and grow is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

EIDL SBA Loan

On April 12, 2022, the company received an additional EIDL loan from the SBA in the amount of $67,300.

Convertible notes

In 2022 the Company issued $75,000 of unsecured convertible notes with maturity dates of in 2025, accruing at 3% interest per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $8,000,000, divided by the total number of Company Stock outstanding immediately prior. Conversion shall occur at an equity financing with gross proceeds of at least $3,000,000.

Management's Evaluation

Management has evaluated subsequent events through July 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

RED THREAD LABS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], RedThread Labs Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

- 1 -

Nominee – Corporation – Cap & Discount – June 2022

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Reno, NV. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

RED THREAD LABS INC.

By: _____
Name: Meghan Litchfield
Title: CEO

Address: 801 Bridge Street – Unit D
        Verdi, NV 89439

Email: meghan@redthreadcollection.com

INVESTOR:

By: _____
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by RedThread Labs Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of RedThread Labs Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

COMPANY:

Red Thread Labs Inc.

By:

Name: Meghan Litchfield, CEO

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

EXHIBIT C

Video Transcript

00:00:00:20 - 00:00:04:15
Hi. My name is Meghan Litchfield and I am CEO and founder of Red Thread.

00:00:05:03 - 00:00:09:17
We started Red Thread on a mission to help all women feel great in their clothes.

00:00:09:22 - 00:00:13:10
By ditching outdated standard sizes and inventing a way

00:00:13:10 - 00:00:16:12
to ship custom fit clothing straight to your door

00:00:16:13 - 00:00:18:10
From just two photos.

00:00:18:10 - 00:00:25:24
Over the past five years, we have perfected our patent pending technology and built a scalable USA supply chain

00:00:25:28 - 00:00:30:09
based on over 1 million measurements and shipping 8,000 units.

00:00:30:09 - 00:00:34:23
Now is the time to expand our business and fulfill our bigger mission

00:00:35:00 - 00:00:38:12
of becoming the most sustainable apparel brand in the world.

00:00:38:21 - 00:00:43:26
By sourcing sustainable fabrics and trims and expanding on our scalable

00:00:43:26 - 00:00:47:08
USA supply chain, that creates zero waste.

00:00:47:23 - 00:00:53:19
We are crowdfunding because we want everybody to have the opportunity to invest in our fast growing company.

00:00:53:27 - 00:00:59:13
We are five years ahead of any leading apparel brand making us a natural acquisition target.

00:00:59:29 - 00:01:06:00
We are in the middle of a $180 billion women's apparel industry that has not been disrupted in a long time.

00:01:06:05 - 00:01:13:16
And at the intersection of major trends in sustainability, body positivity and personalization.

00:01:14:03 - 00:01:17:28
So join us in growing our business and fulfilling our mission

00:01:18:04 - 00:01:22:24
of helping all women feel great in their clothes and meeting them where they are

00:01:22:24 - 00:01:26:19
and also becoming the most sustainable apparel brand on the planet.

EXHIBIT D

Testing the Waters Communication



open in your browser

REDTHREAD

Hi. My name is Meghan Litchfield
and I am CEO and founder of RedThread.

Watch the video of our CEO and Founder, Meghan Litchfield, sharing our big mission to help all women feel great in their clothes and reduce apparel waste.

Dear friends,

Warm thanks for all your messages and early support for our Early Access Crowdfunding Campaign. So far, we've reserved 95% of our initial goal! We're launching this campaign because we want to make investing accessible to everyone and enable you to truly be part of our journey.

Our crowdfunding effort will allow us to invest in new product development, so we can fulfill our vision of becoming the most sustainable apparel brand in the world with custom-fit wardrobe essentials, made on-demand from sustainable fabrics, with zero waste.

This is a great opportunity to be part of our fast-growing, female-led business that's transforming a $180B industry. With our 5 years of testing and development in custom-fit from over 1M body data points, we have perfected our patent-pending custom fit technology, making us a natural acquisition target for leading apparel brands still trying to figure it out.

Please join our Early Access Reservation Campaign for as little as $150 and help us get 100% to our initial goal! We're so close!

Learn More

HERE'S HOW IT WORKS

1

Visit our Early Access Page and create a Republic account to register your interest:

republic.com/redthread

2

Complete your details and you can make a non-binding indication of what you might consider investing (from $150)

3

You'll be notified as soon as our campaign is officially live, and receive instructions on how to confirm your investment commitment with Republic, our SEC-regulated partner.

If you have any questions, or if you are an accredited investor and would like to invest directly, please please reach out to us at invest@redthreadcollection.com

We want us all to be able to grow together. Thank you for being part of RedThread, and for considering a bigger investment in our future. We truly would not be here without all of you.

With gratitude,
Meghan
—
Meghan Litchfield
CEO and Founder
RedThread

Learn More

Let's Get Social

@myredthreads

Visit Instagram

The Perfect Fit Pant Collection

The Resort Collection

The Snap Jacket

The Essential Black Dress

The Tee

If you have any questions, please reach out to our Fit Analysts. We're here to help!

Call us at 775-384-9681
Email us at hi@redthreadcollection.com

It's made for you.
#myredthreads

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

RedThread 801 Bridge Street - Unit D Reno, Nevada 89439



open in your browser

REDTHREAD

ME
SIZE: MEDIUM

Dear friends,

We started RedThread with a simple mission: to help all women feel great in their skin with high quality, perfect-fit wardrobe essentials that are made just for you. Now, our mission has expanded. We want to become the most sustainable apparel company on the planet, as we scale our zero-waste USA sewing studio and transition our fabrics and trims to fully sustainable sources.

In order to invest in product development, expand our assortment, and fulfill our full vision, we're **kicking off a crowdfunding campaign**.

We're launching this campaign because we want to make investing accessible to everyone and enable you to truly be part of our journey. Studies have shown that men are at least twice as likely as women to invest and that over half of women in the U.S. have never owned any investments.

Let's change that!

This is a great opportunity to participate in our fast-growing, female-led business that is transforming a $180B industry. With our 5 years of testing and development in custom-fit from over 1M body data points, we have perfected our patent-pending custom fit technology. We are years ahead of big apparel brands, who are still trying to solve for fit and sustainability, making us a natural acquisition target, which would be a successful exit for our investors.

Our campaign will officially go live once we file with the SEC, and **you have the chance to be one of our first investors by making a reservation**. You can reserve as little as $150 with our Early Access.

Learn More

HERE'S HOW IT WORKS

1



Visit our Early Access Page and create a Republic account to register your interest:

republic.com/redthread

2

Complete your details and you can make a non-binding indication of what you might consider investing (from $150)



3



You'll be notified as soon as our campaign is officially live, and receive instructions on how to confirm your investment commitment with Republic, our SEC-regulated partner.

If you have any questions, or if you are an accredited investor and would like to invest directly, please please reach out to us at invest@redthreadcollection.com

We want us all to be able to grow together. Thank you for being part of RedThread, and for considering a bigger investment in our future. We truly would not be here without all of you.

With gratitude,
Meghan
—
Meghan Litchfield
CEO and Founder
RedThread

Learn More



Lifetime Fit Guarantee

If we miss the mark the first time, or even if your piece no longer fits for any reason, we'll alter it free of charge or give you a full refund.

Let's Get Social

@myredthreads



Visit Instagram

The Perfect Fit Pant Collection

The Resort Collection

The Snap Jacket

The Essential Black Dress

The Tee

If you have any questions, please reach out to our Fit Analysts. We're here to help!

Call us at 775-384-9681
Email us at hi@redthreadcollection.com

It's made for you.
#myredthreads



 **Republic**

Company Name	RedThread
Logo	
Headline	Custom-fit clothing, made to your measurements in one week, from just 2 photos
Slides	



Tags	Women Founders, D2C, Crowd SAFE, Companies, $1M+ raised, Fashion, Coming Soon

Pitch text	## Summary

- Patent-pending technology to make custom-fit clothes from 2 photos
- 40% sales growth CAGR year-to-date with 2x return on marketing spend
- Clear path to profitability in 2023 & $100M in revenue by 2030
- Powerful "Size Me" body positive brand to celebrate individuality
- Loyal fans with 50% repeat purchases and low 8% return rate
- Experienced team with proven track record in growing disruptive brands
- Vision to become the most sustainable apparel brand for every body

Problem

The pant fit problem
x 30M women



33M U.S. women
35–70 years old
$100K+ HH Income
X
90% struggle to find pants that fit

=

30M frustrated women
20% – 40% online return rate, with fit as #1 reason for returns

The Culprit:
Standard Sizes

- Women's bodies are not standard.
- Sizes are not standard across brands.



- Over-production of apparel size runs end up in landfills.




Solution

The RedThread solution: Custom fit from two photos

We make high quality, custom-fit wardrobe essentials to your exact measurements, from just two photos, and ship them to your door in one week.





"Size Me" Brand Platform

Our heroic "Size Me" brand platform rejects outdated body standards and celebrates Fearless Females, the new generation of women who break the rules and pave their own way.



Beyond the Perfect Fit Black Pant

We started with the goal to create the Perfect Fit Black Pant for $148 that is flattering, comfortable, and versatile. We are now expanding to beautifully-made, sustainably sourced, capsule pieces that every woman needs in her closet.

Your browser does not support HTML5 video.

Product

Custom fit is now easy, fast, and affordable

Until now, custom-fit clothing has been time-consuming, expensive, and requires a measuring tape. Our AI tech-powered shopping experience enables women to create their perfect custom-fit in 3 easy steps, without leaving the house.









9:41
redthreadcollection.com
REDTHREAD

REDTHREAD
If you are trying on pants and they are too tight, where would they most likely be the tightest?
Select all that apply. (Don't worry, it's ok if you're not sure.)
Waist
Hips
Butt
Thighs
Calves
Back
Next

myfit.redthreadcollection.com
Take front photo
Make sure you can see your entire body, head-to-toe, in the photo
OPEN CAMERA

1

Choose your Style

2

Take our Fit Quiz

3

Scan your Measurements from 2 Photos

Patent-Pending Technology and Supply Chain

We invented a patent-pending data algorithm and scalable USA supply chain to create custom-fit clothing in one week, which is the fastest in the industry.







1 .

Create Garment Specifications from Client Measurements

2

Cut and Sew Custom Piece

3

Ships in 1 Week from Nevada





We Are the Fit Experts

Through 5 years of development and testing, we have incorporated millions of data points and client feedback to perfect our patent-pending algorithm and scalable, on-demand sewing operations.



1M+
Real Body
Measurements
5 Years
Development and
Testing
8K+
Units Shipped
Data from Clients
1
Patent-Pending
Algorithm
=
14 Minutes
To Make a
Custom-Fit Pant

Traction

Our incredible initial metrics

We have built a strong sales foundation and high repeat purchase with only 9 styles. Our loyal clients want more, and now is the time to grow our product line and scale.



<table>
<tr><td>**50%**
Repeat Purchase Rate

Compared to 15%-25% average of
online apparel brands</td><td>**8%**
Return Rate

Compared to 20%-40% average of
online apparel brands</td><td>**+40%**
Quarterly Sales
Growth
Average monthly sales of $20K-$25K</td></tr>
</table>

Financial Projections*

Based on our year to date +40% CAGR, as we invest in new pieces in 2022, we are on track to hit $1M in sales in the next 12 months, become profitable in 2023, and achieve $100M in revenue by 2030.



Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Our customers are true fans

We are focused on an underserved customer: high-income women over 35, whose bodies have changed and they are seeking out high quality, great-fitting pieces that last. We deliver an exceptional, personalized, product experience that



meets women where they are and creates loyal fans, with a repeat purchase rate of 50%.

"The Perfect Pair of Pants."
Wired

"SF Brand RedThread Nails the Perfect-Fitting Pant."
San Francisco Chronicle

"The Future of Fashion."
Fashionista

"RedThread is changing the paradigm."
Forbes

—

400+ 5 Star Reviews







BEST PANTS EVER!

For the first time in a very long time I was able to wear pants right out of the box ... no alterations needed!

Never had a dress that fits like this - Perfect!

This dress is just perfect -- hits the right angles at every point. EVERY woman deserves to have one of these beauties! Exceptional!

I am in AWE!

I'm shocked that a couple of photos from my cell phone produced a fit this good! I love the fabric and the fit - my favorite pants!

Business Model

68% gross margins

with 50% repeat rate and only 8% returns



Our proven business model, with strong repeat rate, high margins, and diversified revenue streams, is ready to scale.

☑ Diversified revenue streams: 60/40 Direct to Consumer Online and B2B

☑ High gross margin = 68%

☑ Return on ad spend = 2X

☑ Loyal customer base = 50% repeat rate with only 9 styles

☑ Happy customers with low return rate = 8% compared to 20% - 40% average

☑ Proven patent-pending technology and supply chain = 8K+ custom garments shipped

☐ Scale proven operational model and supply chain

☐ Continue to profitably acquire new customers

☐ Expand product assortment to capitalize on repeat purchase

Market

Market and consumer trends are fueling our growth

We are competitively positioned at the intersection of the fastest growing consumer trends in the $180B U.S. women's apparel market: sustainability, hyper-personalization, and body positivity.



$180B Market, +5% Growth

Women's U.S. Apparel Market

Body Positivity

The rise of tags like **#nofilter,** with 3.7 billion views on TikTok and 284 million posts on Instagram

Sustainability

$8B Sustainable Fashion U.S. Market

42% of Americans are willing to pay on average **22% more** for sustainable products and services

Hyperpersonalization

Top 5 Fashion Tech Trends by McKinsey in 2022

"The opportunity is now to harness big data and artificial intelligence to provide one-to-one experiences that build long term loyalty."

Sources: The Business Research Company's Ethical Fashion Global Market Report 2021: COVID-19 Growth And Change To 2030, McKinsey's Top Fashion Technical Trend Report, 2022, The Global Sustainability Study 2021 survey conducted in July 2021 by Simon-Kucher & Partners (USA = 1,062 responses)

Competition



What makes us different

- **Your most flattering pieces, ever**
  - Custom-made for your perfect fit
  - Fit guarantee + free alterations for life
  - Low 8% return rate

- **Easy shopping experience**

  - Ships in 1 week
  - Only 2 photos—no measuring tape!

- **Proprietary Technology and USA Supply Chain**
  - Patent-pending fit algorithm
  - Scalable zero-waste USA sewing studio

Vision And Strategy

We will become the most sustainable apparel brand in the world that fits all bodies

Our patent-pending technology and scalable sewing operational model creates sustainable, custom-fit clothing with zero waste. We are five years ahead of leading apparel brands, who are struggling to solve the fit issue, making us a natural acquisition target.

We are building a disruptive brand similar to:

third love   girlfriend collective   UNIVERSAL STANDARD

GOOD AMERICAN   SUMMERSALT   EVERLANE

Impact

Our mission



1. Help all Women Feel Confident in their bodies by making it fast, easy, and affordable to get custom-fit clothing that fits perfectly.

2. Reduce Apparel Waste by becoming the most sustainable apparel brand in the world with our scalable, zero-waste, USA sewing studio and sustainable sourcing.




Funding

Growth capital will scale our proven business model

To date, we've raised $1.2M in capital from independent angel investors, most of whom were customers, which was spent to build the company operations, brand, technology, and initial product line. For this capital raise, the money will be invested in new product development to drive repeat purchase and broaden our customer base.



Capital Spending Plan



Leadership



Meghan Litchfield

CEO & Founder

Meghan has 20+ years experience in ecommerce, retail, fashion, and technology, with a proven track record of growing powerful brands. She founded RedThread in 2018 after her own frustration with finding beautiful, well-made clothes that fit her well. Prior to starting RedThread, she was the VP of Ecommerce & Digital at GoPro, where she played a key role in growing company sales from $200M to $1.2B in 5 years. She spent her career running strategy and digital at brands like Banana Republic, art.com, Chrome Bags, and started her career at Deloitte Consulting. She is currently a Board advisor at KEEN Footwear.

Sonia Martin





Designer and Creative Consultant as CEO and Founder of BREW Creative

Sonia has more than two decades of experience influencing and shaping fashion brands. She has led design teams at Abercrombie + Fitch, Juicy Couture, Banana Republic, and most recently, Everlane. At Everlane, she advanced the brand's commitment to sustainable fashion, social justice, and established the company's fashion methodology: commitment first, responsible design, conscious growth.

As the Founder and CEO of Brew Creative agency, Sonia has partnered with the RedThread team to lead apparel design and creative direction. Her inaugural collection will be launched in Fall of 2022.

Summary

Join us in transforming the outdated apparel industry

The antiquated, wasteful apparel industry is ripe for disruption and we are leading the revolution to help all women feel great in their perfect-fit clothing and to reduce apparel waste for good.

We have built a strong business foundation with our patent-pending technology, loyal client base, and initial product offering. Now is the time to expand. Join us!







Team

	Meghan Litchfield	Founder
	Sonia Martin	Designer and Creative Consultant
	Robyn LeMessurier	Fit Analyst
	Kerrie Hogueison	Client Services and Operations
	Evan Peterson	Digital Marketing and CRM
	Matt Chappell	Web Design and Branding
	Robert Frank	Advisor, Former EVP at Gap Inc.



Perks

$1,000	15% Lifetime RedThread Discount
$5,000	15% Lifetime RedThread Discount Annual RedThread gift
$10,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs
$25,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs Early access to try new pieces pre-launch
$50,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs Early access to try new pieces pre-launch Exclusive invitation to our annual Fearles Females Forum in beautiful Lake Tahoe
$100,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs Early access to try new pieces pre-launch Exclusive invitation to our annual Fearless Females Forum in beautiful Lake Tahoe Create your own one-of-a-kind custom design to considered as part of our line

FAQ



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



 **Republic**

Company Name	RedThread
Logo	
Headline	Custom-fit clothing, made to your measurements in one week, from just 2 photos
Slides	



Tags	Women Founders, D2C, Crowd SAFE, Companies, $1M+ raised, Fashion, Coming Soon

Pitch text	## Summary

- Patent-pending technology to make custom-fit clothes from 2 photos
- 40% sales growth CAGR year-to-date with 2x return on marketing spend
- Clear path to profitability in 2023 & $100M in revenue by 2030
- Powerful "Size Me" body positive brand to celebrate individuality
- Loyal fans with 50% repeat purchases and low 8% return rate
- Experienced team with proven track record in growing disruptive brands
- Vision to become the most sustainable apparel brand for every body

Problem

The pant fit problem
x 30M women



33M U.S. women
35–70 years old
$100K+ HH Income
X
90% struggle to find pants that fit

=

30M frustrated women
20% – 40% online return rate, with fit as #1 reason for returns

The Culprit:
Standard Sizes

- Women's bodies are not standard.
- Sizes are not standard across brands.



- Over-production of apparel size runs end up in landfills.





Solution

The RedThread solution: Custom fit from two photos

We make high quality, custom-fit wardrobe essentials to your exact measurements, from just two photos, and ship them to your door in one week.





"Size Me" Brand Platform

Our heroic "Size Me" brand platform rejects outdated body standards and celebrates Fearless Females, the new generation of women who break the rules and pave their own way.



Beyond the Perfect Fit Black Pant

We started with the goal to create the Perfect Fit Black Pant for $148 that is flattering, comfortable, and versatile. We are now expanding to beautifully-made, sustainably sourced, capsule pieces that every woman needs in her closet.

Your browser does not support HTML5 video.

Product

Custom fit is now easy, fast, and affordable

Until now, custom-fit clothing has been time-consuming, expensive, and requires a measuring tape. Our AI tech-powered shopping experience enables women to create their perfect custom-fit in 3 easy steps, without leaving the house.









redthreadcollection.com
REDTHREAD

REDTHREAD
If you are trying on pants and they are too tight, where would they most likely be the tightest?
Select all that apply. (Don't worry, it's ok if you're not sure.)
Waist
Hips
Butt
Thighs
Calves
Back
Next

myfit.redthreadcollection.com
Take front photo
Make sure you can see your entire body, head-to-toe, in the photo
OPEN CAMERA

1

Choose your Style

2

Take our Fit Quiz

3

Scan your Measurements from 2 Photos

Patent-Pending Technology and Supply Chain

We invented a patent-pending data algorithm and scalable USA supply chain to create custom-fit clothing in one week, which is the fastest in the industry.







1 .

Create Garment Specifications from Client Measurements

2

Cut and Sew Custom Piece

3

Ships in 1 Week from Nevada





We Are the Fit Experts

Through 5 years of development and testing, we have incorporated millions of data points and client feedback to perfect our patent-pending algorithm and scalable, on-demand sewing operations.



1M+ Real Body Measurements

5 Years Development and Testing

8K+ Units Shipped Data from Clients

1 Patent-Pending Algorithm

=

14 Minutes To Make a Custom-Fit Pant

Traction

Our incredible initial metrics

We have built a strong sales foundation and high repeat purchase with only 9 styles. Our loyal clients want more, and now is the time to grow our product line and scale.



50% Repeat Purchase Rate Compared to 15%-25% average of online apparel brands	**8%** Return Rate Compared to 20%-40% average of online apparel brands	**+40%** Quarterly Sales Growth Average monthly sales of $20K-$25K

Financial Projections*

Based on our year to date +40% CAGR, as we invest in new pieces in 2022, we are on track to hit $1M in sales in the next 12 months, become profitable in 2023, and achieve $100M in revenue by 2030.



Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Our customers are true fans

We are focused on an underserved customer: high-income women over 35, whose bodies have changed and they are seeking out high quality, great-fitting pieces that last. We deliver an exceptional, personalized, product experience that



meets women where they are and creates loyal fans, with a repeat purchase rate of 50%.

"The Perfect Pair of Pants."
Wired

"SF Brand RedThread Nails the Perfect-Fitting Pant."
San Francisco Chronicle

"The Future of Fashion."
Fashionista

"RedThread is changing the paradigm."
Forbes

—

400+ 5 Star Reviews







BEST PANTS EVER!

For the first time in a very long time I was able to wear pants right out of the box ... no alterations needed!

Never had a dress that fits like this - Perfect!

This dress is just perfect -- hits the right angles at every point. EVERY woman deserves to have one of these beauties! Exceptional!

I am in AWE!

I'm shocked that a couple of photos from my cell phone produced a fit this good! I love the fabric and the fit - my favorite pants!

Business Model

68% gross margins

with 50% repeat rate and only 8% returns



Our proven business model, with strong repeat rate, high margins, and diversified revenue streams, is ready to scale.

- ✅ Diversified revenue streams: 60/40 Direct to Consumer Online and B2B
- ✅ High gross margin = 68%
- ✅ Return on ad spend = 2X
- ✅ Loyal customer base = 50% repeat rate with only 9 styles
- ✅ Happy customers with low return rate = 8% compared to 20% - 40% average
- ✅ Proven patent-pending technology and supply chain = 8K+ custom garments shipped
- ☐ Scale proven operational model and supply chain
- ☐ Continue to profitably acquire new customers
- ☐ Expand product assortment to capitalize on repeat purchase

Market

Market and consumer trends are fueling our growth

We are competitively positioned at the intersection of the fastest growing consumer trends in the $180B U.S. women's apparel market: sustainability, hyper-personalization, and body positivity.



$180B Market, +5% Growth

Women's U.S. Apparel Market

Body Positivity

The rise of tags like **#nofilter,** with 3.7 billion views on TikTok and 284 million posts on Instagram

Sustainability

$8B Sustainable Fashion U.S. Market

42% of Americans are willing to pay on average **22% more** for sustainable products and services

Hyperpersonalization

Top 5 Fashion Tech Trends by McKinsey in 2022

"The opportunity is now to harness big data and artificial intelligence to provide one-to-one experiences that build long term loyalty."

Sources: The Business Research Company's Ethical Fashion Global Market Report 2021: COVID-19 Growth And Change To 2030, McKinsey's Top Fashion Technical Trend Report, 2022, The Global Sustainability Study 2021 survey conducted in July 2021 by Simon-Kucher & Partners (USA = 1,062 responses)

Competition



What makes us different

- **Your most flattering pieces, ever**
  - Custom-made for your perfect fit
  - Fit guarantee + free alterations for life
  - Low 8% return rate

- **Easy shopping experience**

  - Ships in 1 week
  - Only 2 photos—no measuring tape!

- **Proprietary Technology and USA Supply Chain**
  - Patent-pending fit algorithm
  - Scalable zero-waste USA sewing studio

Vision And Strategy

We will become the most sustainable apparel brand in the world that fits all bodies

Our patent-pending technology and scalable sewing operational model creates sustainable, custom-fit clothing with zero waste. We are five years ahead of leading apparel brands, who are struggling to solve the fit issue, making us a natural acquisition target.

We are building a disruptive brand similar to:

third ❖ love   girlfriend collective   UNIVERSAL STANDARD

GOOD AMERICAN   SUMMERSⱯLT.   EVERLANE

Impact

Our mission



1. Help all Women Feel Confident in their bodies by making it fast, easy, and affordable to get custom-fit clothing that fits perfectly.

2. Reduce Apparel Waste by becoming the most sustainable apparel brand in the world with our scalable, zero-waste, USA sewing studio and sustainable sourcing.

 

Funding

Growth capital will scale our proven business model

To date, we've raised $1.2M in capital from independent angel investors, most of whom were customers, which was spent to build the company operations, brand, technology, and initial product line. For this capital raise, the money will be invested in new product development to drive repeat purchase and broaden our customer base.



Capital Spending Plan



Team



Meghan Litchfield

CEO & Founder

Meghan has 20+ years experience in ecommerce, retail, fashion, and technology, with a proven track record of growing powerful brands. She founded RedThread in 2018 after her own frustration with finding beautiful, well-made clothes that fit her well. Prior to starting RedThread, she was the VP of Ecommerce & Digital at GoPro, where she played a key role in growing company sales from $200M to $1.2B in 5 years. She spent her career running strategy and digital at brands like Banana Republic, art.com, Chrome Bags, and started her career at Deloitte Consulting. She is currently a Board advisor at KEEN Footwear.

Sonia Martin





Designer and Creative Consultant as CEO and Founder of BREW Creative

Sonia has more than two decades of experience influencing and shaping fashion brands. She has led design teams at Abercrombie + Fitch, Juicy Couture, Banana Republic, and most recently, Everlane. At Everlane, she advanced the brand's commitment to sustainable fashion, social justice, and established the company's fashion methodology: commitment first, responsible design, conscious growth.

As the Founder and CEO of Brew Creative agency, Sonia has partnered with the RedThread team to lead apparel design and creative direction. Her inaugural collection will be launched in Fall of 2022.

Summary

Join us in transforming the outdated apparel industry

The antiquated, wasteful apparel industry is ripe for disruption and we are leading the revolution to help all women feel great in their perfect-fit clothing and to reduce apparel waste for good.

We have built a strong business foundation with our patent-pending technology, loyal client base, and initial product offering. Now is the time to expand. Join us!







Team

	Meghan Litchfield	Founder
	Sonia Martin	Designer and Creative Consultant
	Robyn LeMessurier	Fit Analyst
	Kerrie Hogueison	Client Services and Operations
	Evan Peterson	Digital Marketing and CRM
	Matt Chappell	Web Design and Branding
	Robert Frank	Advisor, Former EVP at Gap Inc.



Perks

$1,000	15% Lifetime RedThread Discount
$5,000	15% Lifetime RedThread Discount Annual RedThread gift
$10,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs
$25,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs Early access to try new pieces pre-launch
$50,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs Early access to try new pieces pre-launch Exclusive invitation to our annual Fearles Females Forum in beautiful Lake Tahoe
$100,000	20% Lifetime RedThread Discount Annual RedThread gift Invitation to the Founder's Forum to preview new designs Early access to try new pieces pre-launch Exclusive invitation to our annual Fearless Females Forum in beautiful Lake Tahoe Create your own one-of-a-kind custom design to considered as part of our line

FAQ



| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

